EXPENSE LIMITATION AGREEMENT

Forum Funds II

c/o Atlantic Fund Administration

Three Canal Plaza, Suite 600

Portland, ME 04101

September 12, 2019

Acuitas Investments, LLC

520 Pike Street, Suite 1221

Seattle, WA 98101

Dear Mr. Jensen:

Pursuant to this Expense Limitation Agreement (the “Agreement”), Acuitas Investments, LLC (the “Adviser”) agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the net annual operating expenses, (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for the Acuitas International Small Cap Fund and the Acuitas US Microcap Fund (each a “Fund” and together, the “Funds”) do not exceed the levels listed below (the “Expense Limitation”) for the period ending November 1, 2020 (the “Limitation Period”).

Acuitas International Small Cap Fund – Institutional Shares	1.50%
Acuitas International Small Cap Fund – Investor Shares	1.75%
Acuitas US Microcap Fund – Institutional Shares	1.70%
Acuitas US Microcap Fund – Investor Shares	1.95%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds.

The Funds agree to repay the Adviser for any advisory fees forgone and any operating expenses of the Fund in excess of the Expense Limitation that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund’s total operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the Expense Limitation as described above and the Expense Limitation in place at the time of the Adviser’s waiver or reimbursement; (ii) the repayment of any advisory fees waived or expenses reimbursed are made within three years of the date on which they are incurred; and (iii) the reimbursement is approved by the Board of Trustees of Forum Funds II (the “Board”). The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of Washington and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund. Unless otherwise amended or terminated, this Agreement will terminate on November 1, 2020.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS II,

By:	/s/ Jessica Chase
Jessica Chase
Title:	President

The foregoing Agreement is hereby accepted as of September 12, 2019.

ACUITAS INVESTMENTS, LLC

By:	/s/ Dennis Jensen
Name:	Dennis Jensen
Title:	Partner, Director of Research

Signature page to the Expense Limitation Agreement